U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM F-X
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING
A.	Name of issuer or person filing (“Filer”):
VALIANT TRUST COMPANY

B.	(1)	This is [check one]:
☒	an original filing for the Filer.

☐	an amended filing for the Filer.

(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐
C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	TIMBERWEST FOREST CORP.

Form type:	Registration Statement on Form F-7

File Number (if known):	333-156146

Filed by:	TIMBERWEST FOREST CORP.

Date Filed: (if filed concurrently, so indicate)	December 15, 2008 (concurrent herewith)
D.	The Filer is incorporated or organized under the laws of:
Canada
and has its principal place of business at:
Suite 310, 606 – 4th Street S.W.
Calgary, Alberta T1Y 4Z6
Phone: (403) 781-8770
Attention: Senior Manager, Corporate Actions
E.	The Filer designates and appoints:
Registrar and Transfer Company
10 Commerce Drive, Cranford, NJ, 07016
Attention: Vice President – Stock Transfer Operations
Telephone: (908) 497-2300
as the agent (“the Agent”) of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:
            (a)       Any investigation or administrative proceeding conducted by the Commission; and

            (b)       Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the Filer acts as trustee pursuant to Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
F.       The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.
G.       Not applicable.
          The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Calgary, Alberta, Canada on December 15, 2008.

VALIANT TRUST COMPANY
By:	/s/ Tara Bouchard
	Name:	Tara Bouchard
	Title:	Senior Manager, Corporate Actions

            This statement has been signed by the following person in the capacity indicated on December 15, 2008.

REGISTRAR AND TRANSFER COMPANY (as Agent for Service)
By:	/s/ Nick Giancaspro
	Name:	Nick Giancaspro
	Title:	Vice President

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